

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 29, 2012

Via E-mail
Christian Charles Romandetti
President and Chief Executive Officer
Medical Billing Assistance, Inc.
709 S. Harbor City Blvd., Suite 250
Melbourne, FL  32901

**Re:     Medical Billing Assistance, Inc.**
**Preliminary Information Statement on Schedule 14C**
**Filed February 15, 2012**
**File No. 000-53012**

Dear Mr. Romandetti:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.     Please provide us an analysis as to how you have complied with Item 14 of the proxy rules.

2.     Please revise the information statement to include the disclosure required by Item 402 and Item 407 of Regulation S-K, or advise why you believe it is not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela McHale, Attorney-Advisor, at (202) 551-3402 or the undersigned at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director


cc:     Andrea Cataneo, Esq.
        Sichenzia Ross Friedman Ference LLP